SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Press release entitled “BBVA Francés” reports consolidated first quarter earnings for fiscal year 2012”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 11, 2012	By:	/s/ Ignacio Sanz y Arcelus
Name: Ignacio Sanz y Arcelus
Title: Chief Financial Officer

Buenos Aires, May 11, 2012 - BBVA Frances (NYSE: BFR.N; BCBA: FRA.BA; LATIBEX:

BFR.LA) reports consolidated first quarter earnings for fiscal year 2012.

Annual Highlights

•

BBVA Francés registered earnings of AR$ 240.5 million during the first quarter of 2012, such earnings include non-recurring results mainly due to the variations in public bond valuations a higher income tax rate.

•	Net recurring result for the period totaled AR$ 295.1 million, growing 14.2% compared to the same quarter of 2011.

•	Net financial income resulting from intermediation with the private sector increased 15.8% in the first quarter of 2012, supporting the sustained growth of net interest margin.

•

As of March 31, 2012 the private sector loan portfolio totaled AR$ 23.2 billion, growing 41.6% compared to the same quarter of the previous year mainly due to growth in the middle-market loan portfolio and increased consumer financing.

•	The Bank signed agreements with the two most important argentine soccer clubs, Boca Juniors and River Plate, becoming their strategic sponsor as part of its strategy of focusing on the retail segment.

•	BBVA Francés continued to lead the Argentine financial system in terms of asset quality ratios. The non-performing loan ratio reached 0.58% as of March 31, 2012, with a coverage ratio of 352.1%.

•	Total deposits grew 23.3% in annual terms, totaling AR$ 29.7 billion as of March 31, 2012.

•

On January 2012, BBVA Francés placed the second issuance of its second series of Negotiable Obligations, which achieved a high level of demand and allowed the expansion of the issue amount from the initially planned AR$ 125 million to AR$ 148.9 million.

•

BBVA Francés maintained high levels of liquidity and solvency. As of March 31, 2012 liquid assets (Cash and due from banks plus BCRA bills and notes) represented 35.8% of the Bank’s total deposits. The capital ratio reached 16.3% of weighted risk assets; with an excess of capital over the Argentine Central Bank (BCRA) minimum regulatory requirements of AR$ 1.6 billon.

•

On January 27, 2012, the BCRA increased capital requirements for financial institutions operating in Argentina, effective as of February 1, 2012. “Communication A 5272” requires an increase of capital related to the operational risk and “Communication A 5273” requires an additional buffer equivalent to 75% of the total capital requirement solely for the purpose of distributing profits. As a consequence of the such resolutions, BBVA Francés will not distribute dividends for the period 2011.

•	An optional reserve for future distributions was created at the Shareholders´ Meeting held on March 26, 2012.

•

On February 9, 2012, the boards of directors of BBVA Banco Francés S.A. and Inversora Otar S.A. resolved to merge. BBVA Francés will absorb all assets, liabilities and shareholders equity of Inversora Otar S.A., effective as of April 2, 2012, and Inversora Otar S.A. will dissolve without liquidation, canceling the shares representing its capital. The shareholders of both companies approved such agreement at the Shareholder’s Meetings held on March 26, 2012. This merger is subject to the prior authorization of the BCRA, Argentine National Securities Commission and Superintendence of Corporations, which have not yet been issued.

Economic Environment

Economic activity showed signs of deceleration in the first quarter of 2012, as the Monthly Estimator of Economic Activity (“EMAE”; a monthly proxy for GDP) increased 5.4% during the fist two months of the year, in annual terms, down from 7.3% in the fourth quarter of 2011.

Inflation, as measured by the official Consumer Price Index for Greater Buenos Aires (which is used to calculate the CER index, to which for some sovereign bonds are adjusted to) increased by 2.5% in the first quarter of 2012, slightly above the 2.2% growth of the previous quarter.

The primary fiscal surplus of the national public sector was AR$ 2,179 million in the first quarter of 2012, decreasing 55.2% compared to the same quarter of 2011. This deterioration of the fiscal balance is the result of a 29.7% increase of total public revenues in the first quarter of 2012, while fiscal expenditures increased at the higher rate of 34.4% during the same period. Pensions, wages and capital expenditures contributed most to the increase in fiscal spending during the first quarter while transfers to the private sector showed less dynamic behavior, increasing only 17.9% during the last quarter. Regarding revenues, only Social Security contributions showed an above-average increase, while income tax growth was 29.5%.

The accumulated trade surplus in the first quarter of 2012 reached USD 2,969 million, 89.2% higher than the balance recorded in the fist quarter of 2011. The positive performance of the trade balance is the result of total exports growth of 8.2%, while total imports remained at a level similar to the previous quarter.

The exchange rate (BCRA reference rate) closed at AR$ 4.3785 per U.S. dollar on March 30, 2012, increasing 1.75% compared to the AR$ 4.3032 registered on December 30, 2011.

In the first quarter of 2012, the Central Bank stock of international reserves increased by USD 915 million to USD 47.291 million on 30 March, 2012. During the first quarter of 2012, the Central Bank purchased USD 3,577 million in the FX market, while in the last quarter of 2011 it had bought USD 2,229 million.

The Badlar interest rate for private banks fell in the first quarter of 2012, averaging 14.4% in the quarter.

This is the result of the recover in the liquidity conditions of the financial system.

During the quarter, private sector loans denominated in AR$ rose 4.7%, while total deposits denominated in ARS$ in the financial system increased by 7.0%, and private sector deposits denominated in AR$ grew 8.5% in the same period. Private sector deposits denominated in USD, in contrast, decreased by 2.5% in the quarter; showing a negative growth rate but a substantially better than the fall rate of 16.5% of the last quarter of 2011.

The Bank

During the first quarter of 2012, BBVA Francés continued working towards its main goal: being the leading universal bank, providing the most benefit and convenience to its customers and stimulating commercial activity.

Through specific actions, the Bank seeks to accelerate quality improvements in all services provided, improving its customers’ experience in every contact with the Bank. Its purpose is a banking business with a different attitude: focusing on customers as the core of every action, acting swiftly and effectively, resolving all needs and inquiries during the first contact, and being innovative.

In order to meet this target, BBVA Francés worked on the following action plans: implementation of a new service and claim resolution model, new installation and equipment upgrades and improvements to branch telephone services, availability of credit card statement summaries and improvement in product promotions. In addition, the Bank created new customer portfolio segmentation and emphasized post-sale customer service.

BBVA Francés continues to support SMEs understanding their importance in the development of Argentina’s economy. To that end, the Bank carried out free seminars and workshops for client and non-customer companies concerning new regulations related to imports and exports. This allowed it to achieve a leadership position and differentiation regarding training and technical advice in the foreign trade business.

BBVA Francés successfully participated in “Expoagro 2012”, introducing new benefits of the BBVA Francés Agro LANPASS card, as well as 0% rate commercial agreements for the 2012-2013 campaign and financing plans such as “buy today and pay in July 2013”.

In the retail segment and continuing its strengthening of strategic alliances, the Bank signed agreements in January 2012 with the two most important argentine soccer clubs, Boca Juniors and River Plate, becoming their strategic sponsor. The Bank seeks to consolidate its leadership as BBVA has already achieved as sponsor of the BBVA Liga Iberoamerica. In addition to approaching new customers and retaining existing customers’ loyalty, the sponsorship achieves maximum brand exposure and provides the best benefits linked to both clubs.

BBVA Francés continued implementing its business model, focused mainly on improving the relationship with customers. During the summer BBVA Francés had a strong presence in the Atlantic Coast with numerous exclusive benefits and creative events in the Mar del Plata, Pinamar and Cariló beaches. The Bank also continued strengthening its credit cards and offering the best benefits derived from its more significant strategic alliances: T4F, LANPASS and Peugeot. Similarly, keeping focus on high-income clients, the VIP 2012 Events Cycle continued to hold many special events allowing customers to enjoy the best concerts and fashion shows on the Argentine Coast.

In line with the strong growth achieved by the automotive market, and demonstrating the Bank’s capacity to adapt quickly and discover new opportunities, BBVA Francés launched a new promotion for automobile insurance granted by La Meridional, La Caja and Zurich that provides significant discounts to customers buying new home, life, personal accident, and/or personal accident for household employees insurance through BBVA Consolidar Seguros. The Bank continuous to consolidate its leadership in this market thanks to the excellent performance of its subsidiaries PSA Finance Compañía Financiera and Rompo Compañía Financiera.

Presentation of Financial Information

•	Foreign currency balances as of March 3, 2012 have been translated into pesos at the reference exchange rate published by the BCRA at such date ($ 4.3785/ US$).

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s share interest in the Consolidar Group – BBVA Consolidar Seguros S. A. and Consolidar AFJP (in liquidation)-, is shown as Investments in other companies (recorded by the equity method) and the corresponding results are included in Income from Equity Investments.

•

Information contained in this press release may differ from the information published by BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1)		Quarter ended		Δ% quarter ended 03/31/12 vs quarter ended
(in thousands of pesos except income per share, ADS and percenta	03-31-12	12-31-11	03-31-11	12-31-11	03-31-11
Net Financial Income	777,899	975,824	503,113	-20.3%	54.6%
Provision for loan losses	(58,881)	(40,197)	(41,576)	46.5%	41.6%
Net income from services	417,191	402,072	303,827	3.8%	37.3%
Administrative expenses	(687,280)	(651,417)	(531,176)	5.5%	29.4%
Operating income	448,929	686,282	234,188	-34.6%	91.7%
Income (Loss) from equity investments	11,246	4,605	38,820	144.2%	-71.0%
Income (Loss) from Minority interest	(7,108)	(5,868)	(3,776)	21.1%	88.2%
Other Income/Expenses	42,500	(10,476)	8,203	-505.7%	418.1%
Income tax and Minimum Presumed Tax	(255,049)	(176,161)	(81,953)	44.8%	211.2%
Net income for the period	240,518	498,382	195,482	-51.7%	23.0%
Net income per share (2)	0.45	0.93	0.36	-51.7%	22.9%
Net income per ADS (3)	1.35	2.79	1.09	-51.7%	22.9%

(1)	Exchange rate: 4,3785 Ps = 1 US$
(2)	Assumes 536,361,306 ordinary shares outstanding at 12/31/2011 and 536,877,850 shares outstanding at 03/31/2011
(3)	Each ADS represents three ordinary shares

As of March 31, 2012, BBVA Francés total net income reached AR$ 240.5 million.

During the quarter, the following non recurring gains took place:

•	A loss of AR$ 20.9 million as a consequence of the variations in public bond valuations.

•	A gain of AR$ 36.6 million from the sale of the Bank´s stake in the building located at Independencia Street 169 in the city of Buenos Aires.

•	A gain of AR$ 2.7 million from the sale of Consolidar ART.
•

An increase in the effective income tax rate, mainly due to the increase in the fiscal valuation of the BOGAR 2020 bonds and the impact generated by the sale of part of the BONAR 14 portfolio, as well as the tax impacts caused by the sale of the building and Consolidar ART.

The following “pro forma” table presents the non-recurring earnings.

Condensed Income Statement PROFORMA 12/31/2012 in thousands of pesos	Recurring results	Non recurring Income	Total results
Net Financial Income	798,857	(20,958)	777,899
Provision for loan losses	(58,881)	—	(58,881)
Net income from services	417,191	—	417,191
Administrative expenses	(687,280)	—	(687,280)
Operating income	469,887	(20,958)	448,929
Income (loss) from equity investments	8,483	2,763	11,246
Income (Loss) from Minority interest	(7,108)	—	(7,108)
Other Income/Expenses	5,881	36,619	42,500
Income tax and Minimum Presumed Tax	(182,056)	(72,993)	(255,049)
Net income for the period	295,087	(54,569)	240,518

In order to standardize the comparison with previous quarters, the analysis of the variations is made in terms of recurring results.

Condensed Income Statement PROFORMA	Quarter ended	Quarter ended	Quarter ended	Δ% quarter ended 03/31/12 vs quarter ended
in thousands of pesos	03-31-12	12-31-11	03-31-11	12-31-11	03-31-11
Net Financial Income	798,857	744,683	591,971	7.3%	34.9%
Provision for loan losses	-58,881	-40,197	-41,576	46.5%	41.6%
Net income from services	417,191	402,072	303,827	3.8%	37.3%
Administrative expenses	-687,280	-651,417	-531,176	5.5%	29.4%
Operating income	469,887	455,141	323,046	3.2%	45.5%
Income (Loss) from equity investments	8,483	4,605	38,820	84.2%	-78.1%
Income (Loss) from Minority interest	-7,108	-5,868	-3,776	21.1%	88.2%
Other Income/Expenses	5,881	-10,476	8,203	-156.1%	-28.3%
Income tax and Minimum Presumed Tax	-182,056	-144,721	-107,944	25.8%	68.7%
Net income for the period	295,087	298,681	258,349	-1.2%	14.2%

As of March 31, 2012, BBVA Francés’ recurring net income reached AR$ 295.1 million, increasing 14.2% compared to the same quarter in 2011, while it did not register a significant variation compared to the previous quarter.

The increase in net financial income was due to significant growth in the volume of intermediation with the private business sector and in the private spread, which increased 34.9% and 7.3% compared to the same quarter of 2011 and the previous quarter; respectively.

During the first quarter of 2012, provision for loan losses registered an increase compared to the same quarter of 2011 and to the previous quarter, mainly due to a slight deterioration of the loan portfolio.

Net income from services maintained its growing trend, increasing 37.3% in the last twelve months and 3.8% in the first quarter of 2012.

Administrative expenses also increased 29.4% compared to the same quarter of 2011 and 5.5% compared to the previous quarter.

It is important to emphasize that, as of March 31, 2011, Other/income expenses registered the results generated by Consolidar Compañía de Seguros de Retiro S.A. and Consolidar Aseguradora de Riesgos del Trabajo S.A.

Other/income expenses registered a gain during the quarter, mainly due to higher credits recovered in the period.

Main figures		Quarter ended		Δ% quarter ended 03/31/12 vs quarter ended
(in thousands of pesos except percentages)	03-31-12	12-31-11	03-31-11	12-31-11	03-31-11
Return on Average Assets (1)	2.4%	5.3%	2.5%	-53.7%	-3.6%
Return on Average Shareholders’ Equity	24.1%	55.1%	23.0%	-56.2%	4.8%
Net fee Income as a % of Recurrent Operating Income	34.3%	35.1%	33.9%	-2.2%	1.2%
Net fee Income as a % of Administrative Expenses	60.7%	61.7%	57.2%	-1.7%	6.1%
Adm. Expenses as a % of Recurrent Operating Income (2)	56.5%	56.8%	59.3%	-0.5%	-4.7%

(1)	Annualized.
(2)	Adm.Expenses/ (Net financial income + Net income from services)

The book value version of the income statement is considered in the line item analysis.

Net Financial Income

As previously mentioned, the significant expansion in the volume of loans and the improvement of the spreads allowed the solid growth of net financial income originated in the intermediation with the private sector, which grew 15.8% compared to the previous quarter.

Net financial income result includes the non-recurring income originated by variations in the valuation of public securities. Such results totaled losses of AR$ 20.9 million and AR$ 88.9 million in the first quarter of 2012 and 2011 respectively, whereas the quarter ended on December 31, 2011 showed a gain of AR$ 231.1 million.

Net financial income	Quarter ended			Δ% quarter ended 03/31/12 vs quarter ended
(in thousands of pesos except percentages)	03-31-12	12-31-11	03-31-11	12-31-11	03-31-11
Net financial income	777,899	975,824	503,113	-20.3%	54.6%
Net income from financial intermediation	498,608	430,551	294,018	15.8%	69.6%
CER adjustment	32,096	27,798	28,411	15.5%	13.0%
Income from securities and short term investments	148,582	381,062	101,780	-61.0%	46.0%
Interest on Government guaranteed loans	1,014	6,218	12,211	-83.7%	-91.7%
Foreign exchange difference	44,102	51,336	45,952	-14.1%	-4.0%
Others	53,497	78,859	20,741	-32.2%	157.9%

Income from Public and Private Securities

The Bank has the discretion to mark-to-market its total public bonds portfolio; because of that, such income includes the unrealized losses/gains from variations in the valuations of the portfolio.

Income from securities and short-term investments	Quarter ended			Δ% quarter ended 03/31/12 vs quarter ended
(in thousands of pesos except percentages)	03-31-12	12-31-11	03-31-11	12-31-11	03-31-11
Income from securities and short-term investments	148,582	381,062	101,780	-61.0%	46.0%
Holdings booked at fair value	44,625	294,896	10,020	-84.9%	345.4%
Bills and Notes from the Central Bank	105,246	76,477	92,640	37.6%	13.6%
Other fixed income securities	(1,289)	9,689	(880)	-113.3%	46.6%
CER adjustment	32,144	27,837	28,458	15.5%	13.0%

Net Income from Services

Net Income from services grew 37.3% and 3.8% compared to the same quarter of the previous year and to the fourth quarter of 2011, respectively.

The increase in the last twelve months was driven by higher consumption with credit cards, higher fees from originated deposits and insurance services.

Service charge expenses grew mainly due to the increase in promotions related to the LANPASS kilometers program.

Compared to the previous quarter, net income from services did not show a significant variation, while fees charged for services of deposits accounts and insurance sales increased. Commissions generated by purchases with credit and debit cards decreased because the previous quarter reflected the seasonal shopping behavior during Christmas and holidays. Service charge expenses decreased as a result of lower costs in promotions.

Net income from services	Quarter ended			Δ% quarter ended 03/31/12 vs quarter ended
(in thousands of pesos except percentages)	03-31-12	12-31-11	03-31-11	12-31-11	03-31-11
Net income from services	417,191	402,072	303,827	3.8%	37.3%
Service charge income	546,788	545,552	412,234	0.2%	32.6%
Service charges on deposits accounts	135,810	125,265	107,478	8.4%	26.4%
Credit cards and operations	187,918	204,404	138,245	-8.1%	359%
Insurance	56,413	48,707	37,736	15.8%	49.5%
Capital markets and securities activities	1,789	10,020	2,479	-82.1%	-27.8%
Fees related to foreign trade	18,473	19,608	17,334	-5.8%	6.6%
Other fees	146,385	137,549	108,962	6.4%	343%
Services Charge expense	(129,597)	(143,480)	(108,407)	-9.7%	19.5%

Administrative Expenses

Administrative expenses increased 29.4% during the last twelve months and 5.5% in the first quarter of 2012.

Personnel expenses grew 28.6% in the last twelve months, mainly due to the wage increase agreed with the labor unions for the year 2011, and increased 10.4% during the first quarter of 2012, mainly due to the provision recorded for the agreements with the labor unions for the year 2012.

General expenses increased 30.5% in the last twelve months, due to higher tax charges and charges directly related to the higher activity level.

General expenses remained at a similar level to the last quarter due to higher expenditures on taxes, electricity and others, offset by lower charges in advertising and benefits compared to the last quarter of 2011, which had extraordinary charges related to summer promotions.

As of March 31, 2012, the Bank and its subsidiaries had 5,025 employees, showing an 8.6% increase during the last twelve months. The branch office network totaled 268 offices, including 240 consumer branch offices and 28 branch offices specializing in the middle-market segment. Corporate banking included 7 business units grouped by industry. Complementing its distribution network, the Bank has 14 in-company branches and 2 point of sale outlets, 654 ATM’s and 695 quick deposit boxes (“QDBs”).

Administrative expenses	Quarter ended			Δ% quarter ended 03/31/12 vs quartered ended
(in thousands of pesos except percentages)	03-31-12	12-31-11	03-31-11	12-31-11	03-31-11
Administrative expenses	(687,280)	(651,417)	(531,176)	5.5%	29.4%
Personnel expenses	(409,397)	(370,731)	(318,247)	10.4%	28.6%
Electricity and Communications	(13,495)	(10,936)	(10,131)	23.4%	33.2%
Advertising and Promotion	(25,364)	(43,272)	(24,295)	-41.4%	4.4%
Honoraries	(9,732)	(9,016)	(8,399)	7.9%	15.9%
Taxes	(50,034)	(45,271)	(36,891)	10.5%	35.6%
Organization and development expenses	(8,737)	(8,013)	(6,593)	9.0%	32.5%
Amortizations	(18,408)	(17,548)	(15,024)	4.9%	22.5%
Other	(152,113)	(146,630)	(111,596)	3.7%	36.3%

Other Income / Expenses

Other income/expenses totaled a gain of AR$ 42.5 million during the first quarter of 2012, mainly due to the sale of the Bank’s stake in the building located at Independencia Street 169 in the city of Buenos Aires.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the first quarter of 2012, a gain of AR$ 11.2 million was recorded, mainly due to the sale of Consolidar ART and BBVA Francés’ stake in Rombo Compañía Financiera.

Balance and activity

Total Public Sector Exposure

Exposure to the public sector’s National treasury decreased compared to the same quarter of 2011 and to the previous quarter, mainly due to the sale of part of the portfolio and lower valuations.

Bank’s portfolio of BCRA bills and notes increased 20.9% during the first quarter of 2012.

As of March 31, 2012, public sector national treasure assets represented 5.1% of the Bank’s total assets. Total exposure to BCRA’s bills and notes net of holdings linked to reverse repo transactions, represented 8% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the national treasury through public securities, guaranteed loans and trustees, as well as, the BCRA’s bills and notes.

Exposure to the Public Sector	Quarter ended			r% quarter ended 03/31/12 vs quarter ended
(in thousands of pesos except percentages)	03-31-12	12-31-11	03-31-11	12-31-11	03-31-11
Public Sector—National Government	2,010,948	2,325,302	2,801,514	-13.5%	-28.2%
Loans to the Federal government & Provinces	39,314	46,027	207,587	-14.6%	-81.1%
Total bond portfolio	1,799,032	2,113,391	2,420,742	-14.9%	-25.7%
Holdings book at fair value	1,778,587	2,081,053	2,319,927	-14.5%	-23.3%
Holdings book at amortized cost	164	164	181	0.0%	-9.4%
Allowances	(186)	(184)	(190)	1.1%	-2.1%
Bills and Notes from Central Bank	3,966,280	3,804,727	2,939,250	4.2%	34.9%
Own portfolio	3,160,919	2,614,421	2,028,659	20.9%	55.8%
Reverse repow/Central Bank	(805,361)	(1,190,306)	(910,591)	-32.3%	-11.6%
Total exposure to the Public Sector	5,977,228	6,130,029	5,740,764	-2.5%	4.1%
Total exposure to the Public Sector without repos	5,171,867	4,939,723	4,830,173	4.7%	7.1%

Loan Portfolio

As of March 31, 2012, the private sector loan portfolio totaled AR$ 23.2 billion, growing 41.6% in the last twelve months and 1.4% in the last quarter.

During the last twelve months, the growth of consumption and capital investment were the basis for the outstanding performance of the different branches. The middle market segment was the main driver of such expansion, increasing its portfolio 43.3%, while the retail portfolio grew 41.3% and finances to large corporations 36.6%.

The increase in discounted notes, loans to finance

foreign trade operations, mainly to finance exports, and leasing were the drivers of the expansion in the middle market segment. Growth in personal loans, credit cards and car loans led the growth in the consumer segment, while other loans and advances drove the increase in wholesale banking.

Compared to the previous quarter, the increase was principally due to the expansion of the retail portfolio, mainly car loans, personal loans and credit cards, while advances grew both for both middle market businesses and the corporate segment, these increases were partially offset by lower loans to finance foreign trade operations.

Net loans	Quarter ended			r% quarter ended 03/31/12 vs quarter ended
(in thousands of pesos except percentages)	03-31-12	12-31-11	03-31-11	12-31-11	03-31-11
Private & Financial sector loans	23,154,552	22,829,860	16,350,242	1.4%	41.6%
Advances	3,419,991	2,881,498	2,478,445	18.7%	38.0%
Discounted and purchased notes	3,090,667	3,412,091	2,143,170	-9.4%	44.2%
Consumer Mortgages	725,049	915,156	838,860	-20.8%	-13.6%
Car secured loans	1,840,775	1,651,776	992,688	11.4%	85.4%
Personal loans	3,951,312	3,761,698	2,678,376	5.0%	47.5%
Credit cards	3,501,314	3,448,437	2,582,693	1.5%	35.6%
Loans to financial sector	1,003,355	1,045,641	556,446	-4.0%	80.3%
Other loans	5,723,216	5,829,606	4,306,045	-1.8%	32.9%
Unaccrued interest	(77,541)	(89,332)	(29,886)	-13.2%	159.5%
Adjustment and accrued interest & exchange differences receivable	456,015	418,262	223,319	9.0%	104.2%
Less: Allowance for loan losses	(479,601)	(444,973)	(419,914)	7.8%	14.2%
Loans to public sector	39,314	46,027	207,587	-14.6%	-81.1%
Loans to public sector	17,283	25,045	72,004	-31.0%	-76.0%
Adjustment and accrued interest & exchange differences receivable	22,031	20,982	135,583	5.0%	-83.8%
Net total loans	23,193,866	22,875,887	16,557,829	1.4%	40.1%

Asset Quality

BBVA Francés continues to be a leader in the financial system in terms of asset quality.

The asset quality ratio (non-performing loans/total loans) was 0.58% as of March 31, 2012, while the coverage ratio (provisions/non-performing loans) reached 352.1%. A slight deterioration in the portfolio of loans was recorded during the quarter.

Asset quality ratios	Quarter ended			r% quarter ended 03/31/12 vs quarter ended
(in thousands of pesos except percentages)	03-31-12	12-31-11	03-31-11	12-31-11	03-31-11
Non-performing loans (1)	136,202	105,409	87,006	29.2%	56.5%
Allowance for loan losses	(479,601)	(444,973)	(419,914)	7.8%	14.2%
Non-performing loans/net total loans	0.58%	0.45%	0.51%	27.3%	12.3%
Non-performing private loans/net private loans	0.58%	0.45%	0.52%	27.2%	11.1%
Allowance for loan losses/non-performing loans	352.12%	422.14%	482.63%	-16.6%	-27.0%
Allowance for loan losses/net total loans	2.47%	1.91%	2.47%	29.6%	0.0%

(1)	Non-performing loans include:all loans to borrowers classified as “Problem”. “Deficient Servicing”. “High Insolvency Risk”. “Difficult Recovery”. “lrrecoverable”and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under “Other receivables” from financial intermediation.

Evolution of previsions	Quarter ended			r% quarter ended 03/31/12 vs quarter ended
(in thousands of pesos except percentages)	03-31-12	12-31-11	03-31-11	12-31-11	03-31-11
Balance at the beginning of the quarter	448,742	433,224	401,202	3.6%	11.8%
Increase / decrease	58,881	40,197	41,576	46.5%	41.6%
Provision increase / decrease—Exchange rate difference	911	1,180	727	-22.8%	-25.3%
Decrease	(25,436)	(25,859)	(18,428)	-1.6%	38.0%
Balance at the end of the quarter	483,098	448,742	425,077	7.7%	13.6%

Deposits

Total deposits reached AR$ 29.7 billion as of March 31, 2012, an increase of 23.4% and 1.6% compared to the same quarter of 2011 and to the previous quarter, respectively.

In the last twelve months, both time deposits as well as sight accounts registered significant growth, increasing 23.6% and 22.4%, respectively.

Deposits did not show a significant variation during the first quarter of 2012.

Currency deposits denominated in pesos increased 29.6% in the last twelve months and 2.2% in the last quarter.

Deposits denominated in foreign currency maintained the same levels compared to the last twelve months and to the previous quarter. By the end of March 31, 2012 deposits denominated in foreign currency reached AR$ 5.2 billion (equivalent to US$ 1.2 billion), representing 17.6% of the Bank’s total deposits.

Total deposits	Quarter ended			r% quarterended 03/31/12 vs quarter ended
(in thousands of pesos except percentages)	03-31-12	12-31-11	03-31-11	12-31-11	06-30-10
Total deposits	29,691,499	29,217,483	24,057,124	1.6%	23.4%
Current accounts	7,260,198	6,755,406	5,915,584	7.5%	22.7%
Peso denominated	7,241,118	6,749,253	5,824,017	7.3%	24.3%
Foreign currency	19,080	6,153	91,567	210.1%	-79.2%
Saving accounts	9,437,885	9,489,761	7,729,326	-0.5%	22.1%
Peso denominated	6,183,424	6,207,103	4,620,858	-0.4%	33.8%
Foreign currency	3,254,461	3,282,658	3,108,468	-0.9%	4.7%
Time deposits	12,255,761	12,234,070	9,917,304	0.2%	23.6%
Peso denominated	10,509,097	10,436,257	8,117,657	0.7%	29.5%
CER adjusted time deposits	997	996	642	0.1%	55.3%
Foreign currency	1,745,667	1,796,817	1,799,005	-2.8%	-3.0%
Investment Accounts	181,568	220,527	65,504	-17.7%	177.2%
Peso denominated	181,568	220,527	65,504	-17.7%	177.2%
Other	556,087	517,719	429,406	7.4%	29.5%
Peso denominated	330,149	308,411	219,340	7.0%	50.5%
Foreign currency	225,938	209,308	210,066	7.9%	7.6%
Rescheduled deposits + CEDROS (*)	34,989	38,285	46,742	-8.6%	-25.1%
Peso denominated	34,989	38,285	46,742	-8.6%	-25.1%
Total deposits + Rescheduled deposits & CEDROS	29,726,488	29,255,768	24,103,866	1.6%	23.3%

(*)	In August 2005, the payments of rescheduled deposits were finalized, only those deposits that have a pending court case remain outstanding.

Other Funding Sources

Other funding sources totaled AR$ 1.3 billion as of March 31, 2012, increasing 6.1% compared to the previous quarter. Such growth was due to the issuances of negotiable obligations by both the Bank and PSA Finance.

In August 2011, PSA Finance issued its Series 3 Notes for AR$ 70 million, maturing on August 2013.

PSA Finance then issued its Series 5 Notes for AR$70 million, maturing in 18 months and its Series 6 Notes for AR$ 30 million, maturing in 9 months.

In addition, on January 2012 BBVA Francés issued its second series of negotiable obligations, which achieved a high level of demand and allowed the expansion of the issue amount from the AR$ 125 million initially planned to AR$ 148.9 million.

40.2% of the balances shown in the table below were denominated in foreign-currency at the end of the first quarter of 2012.

Other funding sources	Quarter ended			r% quarter ended 03/31/12 vs quarter ended
(in thousands of pesos except percentages)	03-31-12	12-31-11	03-31-11	12-31-11	03-31-11
Lines from other banks	754,368	919,520	338,884	-18.0%	122.6%
Senior Bonds	534,093	294,393	70,000	81.4%	663.0%
Other banking liabilities	1,288,461	1,213,913	408,884	6.1%	215.1%
Subordinated Debt	—	—	—	—	—
Total other funding sources	1,288,461	1,213,913	408,884	6.1%	215.1%

Capitalization

As of March 31, 2012, the Bank’s total shareholder’s equity totaled AR$ 4.1 billion, while the excess over BCRA Minimum Capital Requirements was AR$ 1.6 billon. On the same date, the capital ratio reached 16.3% of assets adjusted to risk.

It should be noted that 516,544 ordinary shares were issued as part of the Consolidar Comercializadora merger in September 2011.

On January 27, 2012, the BCRA increased the capital requirements for financial institutions operating in Argentina, effective as of February 1, 2012.

“Communication A 5272”, requires an increase of capital related to the operational risk and “Communication A 5273” requires an additional buffer equivalent to 75% of the total capital requirement solely for the purpose of distributing profits. As a consequence of the above mentioned resolutions, BBVA Francés will not distribute dividends for the period 2011.

At the Shareholders’ Meeting held on March 26, 2012 the Bank resolved to create an optional reserve for future distributions of results of AR$ 1.6 billion was created.

Capitalization	Quarterended			r% quarter ended 03/31/12 vs quarter ended
(in thousands of pesos except percentages)	03-31-12	12-31-11	03-31-11	12-31-11	03-31-11
Capital Stock	536,878	536,878	536,361	0.0%	0.1%
Issuance premiums	182,511	182,511	175,132	0.0%	4.2%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,032,368	1,032,368	1,024,472	0.0%	0.8%
Reserves on Profits	2,835,889	1,042,021	1,042,021	172.2%	172.2%
Unappropriated retained earnings	240,518	1,793,868	983,773	-86.6%	-75.6%
Unrealized valuation difference	—	—	—	—	—
Total stockholders’ equity	4,108,775	3,868,257	3,050,266	6.2%	34.7%

Central Bank Requirements	Quarter ended			r% quarter ended 03/31/12 vs quarter ended
(in thousands of pesos except percentages)	03-31-12	12-31-11	03-31-11	12-31-11	06-30-10
Central Bank Minimum Capital Requirements	2,583,744	2,544,761	2,363,378	1.5%	9.3%
Central Bank Minimum Capital Requirements (a,b)	2,414,496	2,381,147	2,132,719	1.4%	13.2%
Market Risk	58,150	72,925	137,420	-20.3%	-57.7%
Increase in capital requirements related to custody	111,098	90,689	93,239	22.5%	19.2%

a) Central Bank Minimum Capital Requirements	2,414,496	2,381,147	2,132,719	1.4%	13.2%
Allocated to Asset at Risk	1,873,357	1,788,018	1,477,894	4.8%	26.8%
Allocated to Immobilized Assets	160,426	145,887	104103	10.0%	54.1%
Interest Rate Risk	313,444	373,642	259,882	-16.1%	20.6%
Loans to Public Sector and Securities in Investment	67,269	73,600	290,840	-8.6%	-76.9%
Non Compliance of Other Credit Regulations	—	—	—	—	—

b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	444,391	400,000	400,000	11.1%	11.1%
5% of the securities in custody and book-entry notes	444,391	400,000	400,000	11.1%	11.1%

Bank Capital Calculated under Central Bank Rules	4,206,896	3,825,125	3,232,706	10.0%	30.1%
Core Capital	3,868,256	2,862,679	2,854,784	35.1%	35.5%
Minority Interest	181,773	164,209	270,151	10.7%	-32.7%
Supplemental Capital	253,641	887,444	191,556	-71.4%	32.4%
Deductions	(96,774)	(89,207)	(83,785)	8.5%	15.5%

Excess over Required Capital	1,623,152	1,280,364	869,328	26.8%	86.7%
Capital Ratio (Central Bank rules)	16.3%	15.5%	14.0%	5.2%	16.5%
Excess over Required Capital as a % of Shareholders ‘Equity	39.5%	33.1%	28.5%	19.4%	38.6%

Additional Information

	Quarterended			r% quarter ended 03/31/12 vs quarter ended
(in thousands of pesos except percentages)	03-31-12	12-31-11	03-31-11	12-31-11	09-30-10
Exchange rate	4.38	4.30	4.05	1.7%	8.1%
Quarterly CER adjustment	2.48%	2.12%	2.32%	17.1%	6.8%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (“SEC”), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference Call	Contacts

A conference call to discuss first quarter earnings will be held on Monday, May 14th, 2012, at 11:30 AM New York time – 12.30 PM Buenos Aires time. If you are interested in participating, please dial (877) 681 3370 within the U.S. or +1 (719) 325-2409 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 6921480.	Vanesa Bories Investor Relations (5411) 4346-4000 int. 11622 vbories@bbvafrances.com.ar Cecilia Acuña Investor Relations (5411) 4341-5036 cecilia.acuna@bbvafrances.com.ar

Internet

This press release is also available at BBVA Francés web site: www.bbvafrances.com.ar	Paula Bennati Investor Relations (5411) 4348-0000 int. 25917 paula.bennati@bbvafrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	03-31-12	12-31-11	09-30-11	03-31-11
Cash and due from banks	6,687,672	6,353,392	7,367,878	5,995,772
Government and Private Securities	5,764,513	5,547,755	4,716,847	6,150,033
Holdings booked at fair value	1,778,587	2,081,053	1,988,997	2,319,927
Holdings booked at amortized cost	164	164	164	181
Trading account (listed securities)	—	—	—	—
Available for sale	—	—	—	—
Reverse repo w/Central Bank	—	—	833,551	910,591
Unlisted	—	—	—	—
Listed Private Securities	19,668	18,750	15,748	18,718
Bills and Notes from the Central Bank	3,966,280	3,447,972	1,878,570	2,900,806
Less: Allowances	(186)	(184)	(183)	(190)
Loans	23,193,866	22,875,887	20,852,170	16,557,829
Loans to the private & financial sector	23,154,552	22,829,860	20,723,080	16,350,242
Advances	3,419,991	2,881,498	2,659,997	2,478,445
Discounted and purchased notes	3,090,667	3,412,091	2,979,318	2,143,170
Secured with mortgages	725,049	915,156	890,670	838,860
Car secured loans	1,840,775	1,651,776	1,435,982	992,688
Personal loans	3,951,312	3,761,698	3,454,081	2,678,376
Credit cards	3,501,314	3,448,437	2,909,836	2,582,693
Loans to financial sector	1,003,355	1,045,641	902,955	556,446
Other loans	5,723,216	5,829,606	5,681,352	4,306,045
Less: Unaccrued interest	(77,541)	(89,332)	(50,474)	(29,886)
Plus: Interest & FX differences receivable	456,015	418,262	288,232	223,319
Less: Allowance for loan losses	(479,601)	(444,973)	(428,869)	(419,914)
Public Sector loans	39,314	46,027	129,090	207,587
Principal	17,283	25,045	45,836	72,004
Plus: Interest & FX differences receivable	22,031	20,982	83,254	135,583
Other banking receivables	1,683,754	1,948,285	1,461,563	1,597,922
Repurchase agreements	848,100	1,077,218	751,449	820,451
Unlisted private securities	613	13,424	8,398	81,797
Unlisted Private securities :Trustees	—	—	119	119
Other banking receivables	838,538	861,412	705,952	700,718
Less: provisions	(3,497)	(3,769)	(4,355)	(5,163)
Investments in other companies	115,682	137,222	140,081	347,700
Intangible assets	88,642	80,978	78,186	74,255
Organization and development charges	88,642	80,978	78,186	74,255
Other assets	2,147,013	2,037,488	1,793,892	1,491,719
Total Assets	39,681,142	38,981,007	36,410,617	32,215,230
Deposits	29,726,488	29,255,768	28,483,734	24,103,866
Current accounts	7,260,198	6,755,406	6,623,847	5,915,584
Saving accounts	9,437,885	9,489,761	9,477,688	7,729,326
Time deposits	12,255,761	12,234,070	11,697,076	9,917,304
Investment Accounts	181,568	220,527	136,015	65,504
Rescheduled deposits CEDROS	34,989	38,285	41,075	46,742
Other deposits	556,087	517,719	508,033	429,406
Other banking Liabilities	4,176,342	4,268,328	3,367,831	3,103,492
Other provisions	403,699	395,000	395,286	324,534
Other contingencies	403,235	394,533	394,842	324,103
Guarantees	464	467	444	431
Other liabilities	1,185,976	1,120,901	727,004	1,560,280
Minority interest	79,862	72,753	66,887	72,792
Total Liabilities	35,572,367	35,112,750	33,040,742	29,164,964
Total Stockholders’ equity	4,108,775	3,868,257	3,369,875	3,050,266
Total liabilities + stock holders’ equity	39,681,142	38,981,007	36,410,617	32,215,230

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	03-31-12	12-31-11	09-30-11	03-31-11
Financial income	1,291,879	1,463,154	787,427	756,372
Interest on Cash and Due from Banks	—	—	1	—
Interest on Loans Granted to the Financial Sector	57,392	50,793	36,516	21,016
Interest on Overdraft	152,667	136,402	111,123	83,936
Interest on Discounted and purchased notes	134,566	118,987	80,912	55,995
Interest on Mortgages	30,337	34,447	31,781	29,817
Interest on Car Secured Loans	82,829	65,858	50,722	34,708
Interest on Credit Card Loans	140,697	111,347	89,918	76,178
Interest on Financial Leases	38,191	36,045	29,988	24,440
Interest on Other Loans	364,656	349,223	290,653	215,701
From Other Banking receivables	9,777	10,542	8,243	5,165
Interest on Government Guaranteed Loans Decree 1387/01	1,014	6,218	8,817	12,211
Income from Securities and Short Term Investments	148,582	381,062	(76,226)	101,780
Net Income from options	1,021	454	(137)	639
CER	32,144	27,837	29,142	28,458
Foreign exchange difference	44,102	51,336	66,029	45,952
Other	53,904	82,603	29,945	20,376
Financial expenses	-513,980	-487,330	-333,917	(253,259)
Interest on Current Account Deposits	—	—	3	—
Interest on Saving Account Deposits	(2,866)	(2,755)	(2,412)	(1,902)
Interest on Time Deposits	(397,379)	(380,253)	(258,533)	(196,183)
Interest on Other Banking Liabilities	(38,377)	(32,707)	(16,405)	(8,938)
Other interests (includes Central Bank)	(3,273)	(2,480)	(2,148)	(1,592)
CER	(48)	(39)	(40)	(47)
Bank Deposit Guarantee Insurance system mandatory contributions	(12,684)	(12,410)	(11,323)	(9,878)
Mandatory contributions and taxes on interest income	(57,925)	(52,488)	(42,905)	(34,445)
Other	(1,428)	(4,198)	(154)	(274)
Net financial income	777,899	975,824	453,510	503,113
Provision for loan losses	(58,881)	(40,197)	(59,511)	(41,576)
Income from services, net of other operating expenses	417,191	402,072	388,895	303,827
Administrative expenses	(687,280)	(651,417)	(569,822)	(531,176)
Income (loss) from equity investments	11,246	4,605	18,436	38,820
Net Other income	42,500	(10,476)	(19,475)	8,203
Income (loss) from minority interest	(7,108)	(5,868)	(3,993)	(3,776)
Income before tax	495,567	674,543	208,040	277,435
Income tax	(255,049)	(176,161)	(93,331)	(81,953)
Net income	240,518	498,382	114,709	195,482

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	03-31-12	12-31-11	09-30-11	03-31-11
Cash and due from banks	6,688,000	6,353,428	7,367,916	6,011,204
Government Securities	5,810,018	5,565,029	4,723,981	8,168,268
Loans	23,234,238	22,875,885	20,888,599	17,881,171
Other Banking Receivables	1,683,754	1,948,285	1,461,563	1,660,234
Assets Subject to Financial Leasing	898,920	907,087	801,297	603,029
Investments in other companies	104,654	126,288	125,351	114,448
Other assets	1,367,744	1,229,643	1,088,597	1,029,785
Total Assets	39,787,328	39,005,645	36,457,304	35,468,139
Deposits	29,715,490	29,165,704	28,428,263	24,036,159
Other banking liabilities	4,177,340	4,268,519	3,367,831	3,129,587
Minority interest	89,299	82,109	79,491	197,250
Other liabilities	1,696,424	1,621,056	1,211,844	5,054,877
Total Liabilities	35,678,553	35,137,388	33,087,429	32,417,873
Total Stockholders’ Equity	4,108,775	3,868,257	3,369,875	3,050,266
Stockholders’ Equity + Liabilities	39,787,328	39,005,645	36,457,304	35,468,139

Net Income

	03-31-12	12-31-11	09-30-11	03-31-11
Net Financial Income	781,916	982,859	454,630	653,263
Provision for loan losses	(58,881)	(40,197)	(59,511)	(41,576)
Net Income from Services	417,191	402,072	388,895	303,762
Administrative expenses	(692,538)	(666,116)	(581,406)	(551,165)
Net Other Income	55,595	(1,279)	11,311	(68,523)
Income Before Tax	503,283	677,339	213,919	295,761
Income Tax	(255,576)	(176,337)	(94,974)	(82,222)
Net income	247,707	501,002	118,945	213,539
Minoritary Interest	(7,189)	(2,620)	(4,236)	(18,057)
Net income for Quarter	240,518	498,382	114,709	195,482